UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

LM Funding America, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

502074404
(CUSIP Number)

Richard Russell
c/o LM Funding America, Inc.
1200 West Platt Street, Suite 100
Tampa, Florida 33606
813-222-8996

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Richard Russell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,177,279 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,177,279 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,177,279

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.77% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes up to 502,000 shares that may be acquired pursuant to options which vest within 60 days of June 30, 2023 and excludes 500,000 shares that do not vest within 60 days of June 30, 2023.
(2) Based on 14,651,883 shares outstanding and 502,000 shares that may be acquired pursuant to options which vest within 60 days of June 30, 2023 and held by Mr. Russell.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Shares”), of LM Funding America, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1200 West Platt Street, Suite 100, Tampa, FL 33606.

This Schedule 13D is being filed to report a change in the ownership percentage of Richard Russell as of June 30, 2023, as a result of the accelerated vesting of certain stock options granted to Mr. Russell April 20, 2023. On April 20, 2023 (the “Grant Date”), the Issuer granted to Mr. Russell options (the “Options”) to purchase 1,000,000 Shares under the LM Funding America, Inc.  2021 Omnibus Incentive Plan and pursuant to a Stock Option Award Agreement. Pursuant to the Stock Option Award Agreement, the Options vest as to 50% of the total amount of the award on the one-year anniversary of the Grant Date and 50% of the total amount of the award on the two-year anniversary of the Grant Date (subject to accelerated vesting upon a change of control of the Issuer or upon a termination of Mr. Russell’s employment with the Issuer “without cause” or “for good reason” within the meaning of Mr. Russell’s employment agreement), provided that the executive is in continuous employment or service to the Issuer through the applicable vesting date. The Options are subject to accelerated vesting as follows: (a) 50% of the portion of the Options that are scheduled to vest during the first year after the Grant Date were scheduled to vest as of June 30, 2023, if the Issuer’s bitcoin mining operations achieved 500 petahash of computing power as of June 30, 2023, and (b) 50% of the portion of the Options that are scheduled to vest during the second year after the Grant Date will vest as of June 30, 2024, if the Issuer’s bitcoin mining operations achieve 1,000 petahash of computing power as of June 30, 2024.

As a result, as of June 30, 2023, Mr. Russell has the right to acquire within 60 days an additional 500,000 Shares of the Issuer.

Item 2.	Identity and Background.

(a) This statement is filed by Richard Russell.

(b) The principal business address of Mr. Russell is 1200 West Platt Street, Suite 100, Tampa, Florida 33606.

(c) The principal business of Mr. Russell is serving as the Chief Financial Officer of the Issuer.

(d) Mr. Russell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Russell has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Russell is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 20, 2023, the Issuer granted to Mr. Russell Options to purchase 1,000,000 Shares of the Issuer under the LM Funding America, Inc. 2021 Omnibus Incentive Plan and pursuant to a Stock Option Award Agreement. The Options have an exercise price of $0.751 per share and vest as set forth in Item 2 above. The Options will expire 10 years from the date of grant and otherwise generally terminate early within 90 days after a termination of employment (or 12 months due to death or disability).

The foregoing description of the Stock Option Award Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Option Award Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Reference is made to Item 3, which is hereby incorporated by reference.

All of the shares of Issuer Common Stock were acquired for investment purposes. Mr. Russell intends to evaluate his holdings in the Issuer on an ongoing basis. Mr. Russell may, from time to time, acquire additional Shares or other securities of the Issuer. In addition, he may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. Such decisions will be based on various factors, including, without limitation, market conditions, the price at which such shares can be purchased or sold, the financial condition and prospects of the Issuer, general economic, financial, market and industry conditions, and Mr. Russell’s personal financial condition. Pursuant to Mr. Russell’s continued service as Chief Financial Officer of the Issuer, Mr. Russell may receive future equity awards from the Issuer in accordance with the applicable compensation plans, as may be in effect from time to time.

As Chief Financial Officer of the Issuer, Mr. Russell is involved in the oversight and management of the Issuer and setting policy for the Issuer. Mr. Russell participates with the Board of Directors of the Issuer in the consideration of, and taking action on, significant corporate events and opportunities involving the Issuer. As a result, from time to time he may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D.

Except as otherwise described herein, Mr. Russell has no plan or proposal with respect to the Issuer in his capacity as a shareholder which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D. Mr. Russell reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type referenced above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)
As of the date of this Report, Mr. Russell beneficially owns 1,177,279 Shares, which represents approximately 7.77% of the outstanding Shares based on 14,651,883  Shares outstanding, which is the total number of Shares outstanding as of June 30, 2023. Mr. Russell has sole voting and dispositive power over all such Shares.  The Shares are comprised of (i) 675,279 Shares held directly (including XXX Shares held in the form of restricted shares that are subject to vesting), and (ii) 502,000 Shares issuable upon the exercise of outstanding Common Stock options held by Mr. Russell. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(c)	Except as described in this Schedule 13D, Mr. Russell has not effected any transaction with respect to the Shares in the past 60 days.

(d)
To the best knowledge of Mr. Russell, Mr. Russell does not have and does not know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Shares beneficially owned by Mr. Russell.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Mr. Russell and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1	Form of Stock Option Award Agreement (2021 Omnibus Incentive Plan) (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on November 1, 2021)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2023

/s/ Richard Russell
Richard Russell